Exhibit (a)(5)

CTE Investor Relations

100 CTE Drive

Dallas, PA 18612-9774

INVESTOR NEWS

Contact:	David G. Weselcouch
Senior Vice President – Investor Relations
and Corporate Communications
(570) 631-2807

CTE Files Prospectus Supplement for Convertible Notes

Exchange Offer to Delete a Term of the New Notes

Dallas, PA—July 21, 2005—Commonwealth Telephone Enterprises, Inc. (“CTE”) [NASDAQ: CTCO], announced today that it has filed with the U.S. Securities and Exchange Commission a prospectus supplement to the prospectus dated June 24, 2005 (the “Prospectus”), regarding its offer to exchange its 2005 Series A 3¼% Convertible Notes due 2023 (the “New Notes”), and an exchange fee for all of its outstanding 2003 3¼% Convertible Notes due 2023.

In the prospectus supplement, CTE has deleted the provision of the New Notes as set forth in the Prospectus that would have permitted it to irrevocably elect at any time to net share settle its conversion obligation with respect to the New Notes. No other terms of the New Notes or the exchange offer have been amended.

The exchange offer expires at midnight, New York City time, on Tuesday, July 26, 2005, unless extended.

A copy of the prospectus supplement and the Prospectus (and related materials) may be obtained from:

David G. Weselcouch

Senior Vice President—Investor Relations

and Corporate Communications

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, PA 18612-9774

Copies may also be obtained on the SEC’s web site at www.sec.gov or from D.F. King & Co., Inc., the information agent for the exchange offer, at 800-859-8508.

About CTE

Headquartered in Dallas, PA, Commonwealth Telephone Enterprises, Inc., serves business and residential customers with a full array of technologically advanced data and voice telecommunications products and services, including broadband data services and high-speed Internet access, delivered over its 100% digitally switched, fiber-rich network.

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CTE’s primary operating segments are: Commonwealth Telephone Company (“CT”), the nation’s eighth largest publicly held independent local exchange carrier, which has been operating in various rural Pennsylvania markets since 1897; and, CTSI, LLC (“CTSI”), a local exchange carrier operating in competitive markets outside CT’s territory, that formally commenced operations in 1997. CTE deploys broadband DSL technology to offer high-speed Internet access in the CT and CTSI service territories. CTE’s support businesses include epix® Internet Services (www.epix.net), one of the Northeast’s largest rural dial-up Internet Service Providers (“ISPs”), and Commonwealth Communications, a provider of telecommunications equipment and facilities management services.

A web site featuring current information regarding Commonwealth Telephone Enterprises, Inc., can be found on the Internet at www.ct-enterprises.com. However, the information on this web site does not form a part of this release.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities, nor will there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration, or qualification, under the securities laws of any such state. The exchange offer is being made only pursuant to the Prospectus (as amended and supplemented) and the related materials.

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